FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 23 de julio de 2014

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer, el directorio de Banco Santander – Chile, en adelante el “Banco”, aprobó la celebración de las siguientes operaciones con partes relacionadas, correspondientes a los siguientes contratos:

1)	Con la sociedad Isban España (Desarrollos de Software):
a)	Contrato de Centro Información Chile, nuevo modelo de servicio para la implementación de un nuevo flujo para los requerimientos de soporte de solicitud de información del Banco.
b)	Contrato Tallyman Fase I Back-End con Asignación y Estrategias, para la implantación de la herramienta corporativa Tallyman de apoyo al Banco y Banefe en la gestión de cobranza y recuperación para clientes morosos (todos los ciclos) y gestión preventiva. La fase I comprende la instalación de la herramienta para generación de estrategias, del módulo de cobranzas para la gestión de cobradores, la contactabilidad telefónica vía Genesys y Ventana Marco (factibilidad de subir posteriormente Portal CIC) y la recuperación basada en Tallyman.
c)	Contrato Análisis y Evaluación para Incorporar ATM con Recepción de Efectivo, en el marco de la iniciativa denominada “Mini Banco – ATM Depositario Electrónico Inteligente”.
d)	Contrato Implantación Sistema NORKOM KYC Online, sistema de desarrollo corporativo específico para la Prevención de Blanqueo de Capitales y Financiamiento del Terrorismo.

2)	Con la sociedad Produban (Infraestructura y Operación):
a)	Contrato Centro de Información Chile.
b)	Contrato Tallyman Fase I, Infraestructura Solución Informacional.
c)	Contrato para la centralización de los Informes que se envían a la Superintendencia de Bancos e Instituciones Financieras.

Con relación a estas operaciones, los directores Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Víctor Arbulú Crousillat, Marco Colodro Hadjes, Roberto Zahler Mayanz, Roberto Méndez Torres, Carlos Olivos Marchant, Lisandro Serrano Spoerer, Juan Pedro Santa María Pérez manifestaron la conveniencia para el Banco en la contratación de los servicios señalados, ajustándose en precio, términos y condiciones a aquellos que prevalecen en el mercado, de acuerdo también con el informe del Comité de Directores y Auditoría del banco.

Se hace presente que el Presidente señor Vittorio Corbo Lioi no asistió a la reunión, habiendo excusado su inasistencia.

Saluda atentamente a usted,

Claudio Melandri Hinojosa

Gerente General

C.c. Superintendencia de Valores y Seguros.

|         Santiago, July 23, 2014

Mr.

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Present

Ref: Material Event

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18.045 and the provisions of Article 147 of Law 18,046, we inform that in the Board meeting held yesterday, the Board of Banco Santander - Chile, hereinafter "Bank", approved the signing of the following transactions with related parties, corresponding to the following contracts:

1)	With the Society Isban Spain (Software Development)

a)	Information Center Contract Chile: new service model for the implementation of new flow requirements to support the Bank's request for information.

b)	Tallyman Contract: Phase I with Back-End Mapping and Strategies for the implementation of the Corporate Tallyman support tool for the Bank and Banefe in the management of collections and recovery of delinquent customers and prevention. Phase I includes the installation of: (i) the tool to generate collection strategies, (ii) collections modules for managing collectors, (iii) telephone recovery system vía Genesys and Window Frame (with feasibility to upload to CIC Portal and (iv) recovery based on the Tallyman system.

c)	Analysis and evaluation of contract to incorporate Cash Reception to ATMs, as part of an initiative called "Mini Bank - Intelligent ATM Electronic Depositary".

d)	Contract to implement online system : NORKOM KYC, corporate development system for the prevention of money laundering and terrorist financing:

2)	Society Produban (Infrastructure and Operation)

a)	Contract for Information Center Chile

b)	Contract for Tallyman Phase I system, Informational Infrastructure Solution

c)	Contract for centralizing reports sent to the Superintendency of Banks and Financial Institutions.

With respect to these transactions, the directors: Oscar Von Chrismar Carvajal, Mauricio Larrain Garces, Lucia Santa Cruz Sutil, Victor Arbulú Crousillat, Marco Colodro Hadjes, Roberto Zahler Mayanz, Roberto Méndez Torres, Carlos Olivos Marchant, Lisandro Serrano Spoerer, Juan Pedro Santa María Perez, manifested their approval that the Bank hire these services mentioned, in which the pricing, terms and conditions are in line with those prevailing in the market and in accordance with the report approved by the Audit Committee of the Bank.

It is stated that the President Mr. Vittorio Corbo Lioi did not attend the meeting, having excused his absence.

Yours sincerely,

Claudio Melandri Hinojosa

General Manager

C.c. Superintendencia de Valores y Seguros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: July 23, 2014